東京青山・青木・狛法律事務所

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Chiyoda-ku, Tokyo 100-0014, Japan

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www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2008 MAY 19 A 7:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 12, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549
U. S. A.
Attn: Mr. Alan L. Beller

08002632

SUPPL

Re: File Number: 82-5233

Dear Mr. Beller:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

Flash Report: Summary of Consolidated Business Results for FY March 2008 dated May 2, 2008

Since the information in the Flash Report does not fall within the category of "press release and all other communications or materials distributed directly to security-holders of each class of securities to which the exemption relates", we have enclosed a brief description of the information in lieu of submitting the English translation.

Thank you very much for your attention.

Yours truly,

Seishi Ikeda

PROCESSED
MAY 21 2008
THOMSON REUTERS

dw 5/19

SI/mt
Enclosure

cc: BELLUNA CO., LTD.
THE BANK OF NEW YORK

Summary of Consolidated Business Results for FY March 2008

Date: May 2, 2008

Company name	BELLUNA CO., LTD.	Registered on the TSE1	
Stock code	9997	URL	http://www.belluna.co.jp
Representative person	Kiyoshi Yasuno, President and Representative Director		
Contact person	Shigeru Sudou, General Manager of Administration Division	TEL	(048) 771-7753
Date of Ordinary Shareholders' Meeting	June 27, 2008	Date of payment of cash dividends	June 30, 2008
Date of filing Yukashoken-Houkokusho	June 27, 2008		

1. Consolidated Business Results of FY March 2008 (April 1, 2007 — March 31, 2008)

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2008	125,146	-3.7	10,202	-15.8	7,141	-43.4	3,349	-53.1
FY ended Mar. 2007	129,912	6.5	12,122	7.6	12,622	4.2	7,141	3.0

FY	Net income per share	Diluted net income per share	Ratio of net income to net assets excluding share subscription rights and minority interests	Ratio of recurring income to total asset	Ratio of operating income to net sales
	¥	¥	%	%	%
FY ended Mar. 2008	64.48	60.27	5.2	4.6	8.2
FY ended Mar. 2007	134.88	130.52	11.7	9.4	9.3

(Note) 1. Share split: 1:2 on April 1, 2006
2. Net income per share is calculated as if the share splits were made at the beginning of the fiscal year.

(2) Financial Position

FY	Total assets	Net assets	Net assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of March 2008	160,620	64,240	39.9	1,252.36
As of March 2007	149,239	64,718	43.3	1,223.95

(Note) Net assets excluding share subscription rights and minority interests (Consolidated):
64,029 million yean as of Mar. 31, 2008, 64,568 million yean as of Mar. 31, 2007

(3) Results of Cash Flows

FY	Net cash flows by operating activities	Net cash flows by investment activities	Net cash flows by financial activities	Balance of cash and cash equivalents at the end of year
	¥ Million	¥ Million	¥ Million	¥ Million
FY ended Mar. 2008	-12,519	-8,243	11,926	17,222
FY ended Mar. 2007	-5,964	-8,539	20,703	26,385

2. Dividends

	Annual cash dividends per share			Total cash dividends (Annual)	Payout Ratio (Consolidated)	Ratio of cash dividends to net assets (Consolidated)
	at 1st half end	at fiscal year end	total			
	yen	yen	yen	¥Million	%	%
FY ended Mar. 2007	7.50	7.50	15.00	794	11.1	1.3
FY ended Mar. 2008	7.50	7.50	15.00	771	23.3	1.2
FY ending Mar. 2009 (forecast)	7.50	7.50	15.00	-	12.7	-

3. Forecast of Financial Performance in FY March 2009 (April 1, 2008 — March 31, 2009)

FY	Net Sales		Operating income		Recurring income		Net Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Sep. 2008 Interim	54,400	-9.7	4,000	-16.1	4,120	-18.6	2,530	-5.7
FY ending Mar. 2009	125,500	0.3	11,000	7.8	10,500	47.0	6,130	83.0

FY	Net income per share
	yen
Sep. 2008 Interim	48.71
FY ending Mar. 2009	118.02

4. Others

(1) Significant changes in scope of consolidation: None

(2) Changes in accounting policies

1. Changes due to changes in accounting standard: Yes
2. Other changes: Yes

(3) Number of shares issued

1. Number of outstanding shares at the fiscal year end (including treasury shares):

   56,592,274 shares as of Mar. 31, 2008, 56,592,274 shares as of Mar. 31, 2007

2. Number of treasury shares at the fiscal year end:

   5,464,873 shares as of Mar. 31, 2008, 3,838,305 shares as of Mar. 31, 2007

[Reference] Non-Consolidated Financial Results

1. Non-Consolidated Business Results of FY March 2008 (April 1, 2007 — March 31, 2008)

(1) Results of Operations (Note: Rounded down to ¥ Million)

FY	Net sales		Operating income		Recurring income		Net income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
FY ended Mar. 2008	98,285	-7.4	3,988	-31.3	1,604	-74.8	149	-96.0
FY ended Mar. 2007	106,185	3.7	5,803	-26.5	6,366	-29.5	3,719	-27.1

FY	Net income per share	Diluted net income per share
	¥	¥
FY ended Mar. 2008	2.89	-
FY ended Mar. 2007	70.25	68.08

(2) Financial Position

FY	Total assets	Net assets	Net Assets excluding share subscription rights and minority interests to total assets	Net assets per share
	¥ Million	¥ Million	%	¥
As of March 2008	100,103	52,231	52.2	1,021.59
As of March 2007	105,991	55,191	52.1	1,046.21

(Note) Net assets excluding share subscription rights and minority interests:
52,231 million yean as of Mar. 31, 2008, 55,191 million yean as of Mar. 31, 2007

2. Forecast of Financial Performance in FY March 2009 (April 1, 2008 — March 31, 2009)

FY	Net Sales		Operating income		Recurring income		Net Income	
	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)	¥ Million	%(YOY)
Sep. 2008 Interim	41,430	-10.9	740	-50.0	990	-41.2	560	-13.0
FY ending Mar. 2009	90,800	-7.6	2,750	-31.0	3,150	96.3	1,778	-

FY	Net income per share
	yen
Sep. 2008 Interim	10.78
FY ending Mar. 2009	34.23

[Reference] Sales by Business Segment

FY March 2007 (April 1, 2006 - March 31, 2007) (Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Karemu	Property	Other
Net Sales	80,869	29,109	8,429	2,211	3,546	4,395	1,670
Operating cost and expense	78,492	25,368	6,023	375	3,855	2,549	1,544
Operating income (or loss)	2,377	3,741	2,405	1,836	-309	1,846	126

	Sub total	Elimination and corporate	Consolidated total
Net Sales	130,233	-320	129,912
Operating cost and expense	118,209	-418	117,790
Operating income (or loss)	12,024	97	12,122

FY March 2008 (April 1, 2007 - March 31, 2008) (Note: Rounded down to ¥ Million)

	Catalog	Single-item mail order	Advanced Finance	BOT	Karemu	Property	Other
Net Sales	73,750	28,156	10,385	2,464	5,585	3,190	1,973
Operating cost and expense	72,524	24,837	7,342	782	6,050	2,026	1,848
Operating income (or loss)	1,225	3,318	3,043	1,682	-464	1,163	124

	Sub total	Elimination and corporate	Consolidated total
Net Sales	125,506	-359	125,146
Operating cost and expense	115,412	-468	114,943
Operating income (or loss)	10,093	109	10,202

(Note) Brackets of business segments;

1. Catalog Business: Mail order shopping services through catalogs, Internet, and other media.
2. Single-item Mail Order Business: specializing in certain areas, foods, cosmetics and health-foods, as a specialized mail order company
3. Advanced Finance Business: B to C loan services mainly targeting customers of Catalogue Business, B to B mortgage loan and financial services in South Korea
4. BOT Business: Operation Trust Business including an enclosure charge business
5. Karemu Business: Sales of kimonos (Japanese traditional cloths) and kimono-related goods
6. Property Business: Real estate rental and development business
7. Other Business: Wholesale Business

(Note) This is summary translation of the original Japanese-language document. The forecasts contained in this material reflect the judgment of the information which the Company obtains as of the time of the preparation this material, and the assumption which is deemed reasonable by the Company. The actual results may differ from the forecasts caused by some factors.

- END-

END